UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)

[ ] Form 10-K       [ ] Form 20F        [ ] Form 11-K

[X] Form 10-Q       [ ] Form 10-D       [ ] Form N-SAR      [ ] Form N-CSR

For period ended: June 30, 2006

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: iPayment, Inc.

Former Name if Applicable: _____________________________________________________

Address of Principal Executive Office (Street and number): 40 Burton Hills Blvd., Suite 415

City, State and Zip Code: Nashville, Tennessee 37215

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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     iPayment, Inc. (the "Company") is filing this Form 12b-25 because it needs additional time to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, when due on August 14, 2006. As previously reported on its Form 8-K filed on May 5, 2006, the Company's stockholders approved an Agreement and Plan of Merger by and among the Company, iPayment MercerCo, Inc. ("MergerCo") and iPayment Holdings, Inc., whereby MergerCo merged with and into the Company, with the Company remaining as the surviving corporation. Subsequently, iPayment's common stock was delisted from the Nasdaq National Market and since then iPayment has continued its operations as a privately held company.

     As a result of the above transactions and the complex accounting issues associated therewith, extraordinary demands have been placed on the Company's management and finance staff during the last quarter. The additional time spent on finalizing the merger, including due diligence and making requisite filings with the SEC, together with the significant increase in the resources required for the preparation and finalization of the Company's financial statements subsequent to the merger have prevented the Company from completing the accounting necessary for the interim financials to be timely reviewed by its independent auditors. Accordingly, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 cannot be filed with the Securities and Exchange Commission by August 14, 2006 without unreasonable effort or expense. The Company expects to file the Second Quarter Form 10-Q on or before the fifth calendar day from the required filing date.

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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Afshin Yazdian                                 (615) 665-1858
--------------------------------------------------------------------------------
            (Name)                               (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In accordance with generally accepted accounting principles in the United States, or GAAP, the Company is required to present in its consolidated financial statements its results of operations, financial position and cash flows prior to the date of the merger as "Predecessor," and the results of operations, financial position and cash flows after the date of the merger as "Successor." In order to facilitate an understanding of the Company's results of operations for the three and six months ended June 30, 2006 compared to the three and six months ended June 30, 2005, the Company filed on Form 8-K its Predecessor results and Successor results both separately and on a combined basis. The combined results of operations are non-GAAP financial measures and should not be used in isolation or substitution of the Predecessor and Successor results. Please refer to the Company's Form 8-K filed on August 15, 2006 for a reconciliation of the Company's combined results of operation to comparable GAAP financial measures.

     The Company has reported a combined net loss of $5.8 million for the three months ended June 30, 2006 compared to net income of $7.7 million for the three months ended June 30, 2005. The reduction in net income was primarily due to an increase of $9.7 million in interest expense compared the corresponding period in the prior fiscal year due to indebtedness incurred in connection with the consummation of the merger of the Company with MergerCo. The reduction in net income was also due to $7.1 million of compensation expense related to the adoption of FAS 123R and to the accelerated vesting of stock options and restricted stock due to the closing of the merger, and an additional $5.9 million of other expenses related to the merger. These increases were partially offset by a decrease in income tax provision.

                                 iPayment, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2006                      By     /s/ Afshin Yazdian
                                                  ------------------------------
                                           Name:  Afshin Yazdian
                                           Title: Executive Vice President,
                                                  General Counsel and Secretary

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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